

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 2, 2010

Thomas G. Archbold
Chief Financial Officer
Technology Research Corporation
5250-140th Avenue
North Clearwater, Florida 33760

> **Re:**   **Technology Research Corporation**
> **Form 10-K for the fiscal year ended March 31, 2010**
>   **Filed June 10, 2010**
> **File No. 0-13763**

Dear Mr. Archbold:

     We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief